SO 3/17/04

04016365

SECURITIES ... ON
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED MAR - 1 2004

SEC FILE NUMBER
8-14953

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aon Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 E. Randolph Street, Floor 5
(No. and Street)

Chicago (City) Illinois (State) 60601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Lawrence 312-381-3430
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 S. Wacker Drive (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Brian Lawrence, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aon Securities Corporation], as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian Lawrence
Signature

Controller and Financial Operations Principal
Title

Lois E Gibbs
Notary Public

OFFICIAL SEAL
LOIS E. GIBBS
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 01/20/2007

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aon Securities Corporation

Financial Statements and Supplemental Information

Year ended December 31, 2003
with Report and Supplementary Report of Independent Auditors

Aon Securities Corporation
Financial Statements and Supplemental Information
December 31, 2003

Contents

Report of Independent Auditors

Board of Directors and Stockholders
Aon Securities Corporation

We have audited the accompanying statement of financial condition of Aon Securities Corporation (the "Company") as of December 31, 2003, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Aon Securities Corporation at December 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

Chicago, Illinois
February 13, 2004

Aon Securities Corporation
Statement of Financial Condition
December 31, 2003

Assets		
Cash and cash equivalents	$	9,742,070
Cash segregated for regulatory purposes		115,905
Receivable from affiliates		20,897,763
Interest receivable		7,816
Prepaid expenses and other assets		13,245
Total Assets	$	30,776,799
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	167,538
Total Liabilities		167,538
Stockholders' equity		
Common stock, no par value; 200 shares authorized; 110 shares issued and outstanding		11,000
Additional paid-in capital		3,560,000
Retained earnings		27,038,261
Total Stockholders' Equity		30,609,261
Total Liabilities and Stockholders' Equity	$	30,776,799

See notes to financial statements.

Aon Securities Corporation
Statement of Income
Year ended December 31, 2003

Revenues	
Commissions and distribution fees	$ 628,183
Interest	393,075
Underwriting and advisory fees	285,166
Net trading gains	77,275
Total Revenues	1,383,699
Expenses	
Legal fees	63,571
Clearing fees	60,000
Licensing and registration	46,023
Professional fees	25,161
General and administrative	6,617
Total Expenses	201,372
Income Before Income Taxes	1,182,327
Income tax expense, current	(469,234)
Net Income	$ 713,093

See notes to financial statements.

Statement of Changes in Stockholders' Equity
Year ended December 31, 2003

	Common stock	Additional paid-in capital	Retained earnings	Total
Balance at January 1, 2003	$ 11,000	$ 3,560,000	$ 26,325,168	$ 29,896,168
Net income	—	—	713,093	713,093
Balance at December 31, 2003	$ 11,000	$ 3,560,000	$ 27,038,261	$ 30,609,261

See notes to financial statements.

Aon Securities Corporation
Statement of Cash Flows
Year ended December 31, 2003

Operating activities:		
Net income	$	713,093
Adjustments to reconcile net income to cash provided by operating activities:		
Changes in operating assets and liabilities:		
Cash segregated for customers		(115,905)
Fees receivable		1,050,000
Receivable from affiliates		379,884
Interest receivable		(7,816)
Prepaid expenses and other assets		4,286
Accounts payable and accrued expenses		37,603
Payable to affiliates		(223,494)
Net cash provided by operating activities		1,837,651
Increase in cash and cash equivalents		1,837,651
Cash and cash equivalents at beginning of year		7,904,419
Cash and cash equivalents at end of year	$	9,742,070
Supplemental disclosure of cash flow information		
Cash paid for:		
Income taxes	$	323,656

See notes to financial statements.

Aon Securities Corporation
Notes to Financial Statements

1. Organization and Operations

Aon Securities Corporation (a New York Corporation) is a subsidiary of Aon Corporation (Aon) and a registered broker-dealer of the Securities and Exchange Commission (SEC), a member of the National Association of Securities Dealers, Inc. (NASD), the Ontario Securities Commission (OSC), the Municipal Securities Regulatory Board (MSRB) and all fifty states securities commissions. The Company is jointly owned by Aon Corp. (91%) and Aon Group, Inc. (9%).

The Company's capital market activities include underwriting or participating in the selling group for offerings of debt, convertible debt, preferred stock and other type equity securities, catastrophe equity put options ("CatEPuts"), private placements, and asset backed securities. The Company's investment banking activities are conducted under the name of Aon Capital Markets.

The Company's broker-dealer activities include selling variable products, limited partnerships, institutional distribution of non-affiliated mutual funds, consulting services, and secondary market trading of risk-linked securities on an agency basis.

2. Significant Accounting Policies

Revenue Recognition

Underwriting fees from securities offerings and related advisory fees are recorded when earned. Commission revenues representing sales charges and renewal fees collected from various investors for which the Company is the broker-dealer of record are recorded when earned. Distribution fees and commission revenues representing administrative and sales charges from investment companies for which the Company is the broker-dealer of record are recorded when received which is not materially different from amounts earned.

Cash Equivalents

The Company considers its investment in money market funds to be a cash equivalent.

Securities Transactions

Securities transactions and related revenues and expenses are recorded on a trade date basis. The Company buys and sells (riskless principal) certain risk-linked debt securities in the secondary market.

2. Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. Cash Segregated for Regulatory Purposes

Cash of $115,905 has been segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

4. Income Taxes

The Company is included in Aon's consolidated federal income tax return and Illinois state income tax return. The Company files a separate state income tax return in all states where it is required to do so. In accordance with a tax sharing agreement between Aon and the Company, federal and state income taxes have been provided for as if the Company was filing separate returns.

Income tax expense was computed by applying the effective tax rate of 40%. The difference between the statutory rate of 35% and the Company's effective rate of 40% is due to state income taxes.

5. Related Party Transactions

The Company has entered into a master note agreement with Aon under which certain intercompany transactions between the Company and Aon are funded and repaid. The note accrues interest at a variable rate (1.35% at December 31, 2003). The note, including accrued interest, is due and payable on demand. During 2003, the Company earned interest of $301,651 on the note.

The Company also allocates certain operating expenses to its affiliates. Certain unreimbursed salary and general and administrative expenses, including the compensation of brokers and agents, are incurred by affiliated companies on behalf of the Company and are not reported in the accompanying statement of income.

6. Net Capital and Other Requirements

The Company, as a broker-dealer registered with the SEC, is subject to the Uniform Net Capital rule of the SEC (rule 15c3-1). The rule requires the maintenance of minimum net capital equal to the greater of $250,000 or 6-2/3% of aggregate indebtedness, as defined, and that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2003, net capital was $9,031,777 which was $8,781,777 in excess of required net capital, and the ratio of aggregate indebtedness to net capital was .04 to 1. Advances to affiliates and dividends to Aon may be subject to certain notification and other provisions of the net capital rule of the SEC.

Supplemental Information

Aon Securities Corporation
Schedule 1 - Computation of Net Capital Under
Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2003

Stockholders' equity	$	30,609,261
Deductions and charges		
Receivable from affiliates		20,897,763
Interest receivable		7,816
Prepaid expenses and other assets		13,245
Current year tax liability previously settled with Aon Corporation through a reduction of recievable from affiliate		470,343
		21,389,167
Haircuts on securities		
Money market fund		188,317
Net capital	$	9,031,777

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2003 Focus Part II filing.

Aon Securities Corporation
Schedule 2 - Computation of Basic Net Capital
Requirement and Computation of Aggregate Indebtedness
December 31, 2003

Minimum net capital (greater of 6 2/3% of aggregate indebtedness or $250,000)	$	250,000
Excess net capital	$	8,781,777
Excess net capital at 1,000% (net capital less 10% of total aggregate indebtedness)	$	8,967,988
Total liabilities from statement of financial condition	$	167,538
Add:		
Current year tax liability previously settled with Aon Corporation through a reduction of recievable from affiliate		470,373
Drafts for immediate credit		—
Market value of securities borrowed for which its equivalent value is paid or credited		—
Other unrecorded amounts		—
Deduct: Adjustment based on deposits in special reserve bank accounts		—
Total aggregate indebtedness	$	637,911
Percentage of aggregate indebtedness to net capital		7.1%

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2003 Focus Part II filing.

Aon Securities Corporation
Schedule 3 - Computation of Determination of Reserve Requirement
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2003

Credit Balances:

Market value of short securities and credit balances over 30 Days	$	109,614
Excess of total credits over total debits	$	109,614
Reserve requirement - 105% of excess total credits over total debits	$	115,094
Amount held on deposit in "Reserve Bank Account"	$	115,905

There is no difference between the computation above and the computation presented in the Company's unaudited December 31, 2003 Focus Part II filing.

Independent Auditors Supplemental Report on Internal Control

Board of Directors and Stockholders
Aon Securities Corporation

In planning and performing our audit of the financial statements of Aon Securities Corporation (the "Company"), for the year ended December 31, 2003, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e)

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2003, to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

Chicago, Illinois
February 13, 2004